UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

	For Period Ended:	December 31, 2022

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: __________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

EUDA Health Holdings Limited

Full Name of Registrant

8i Acquisition 2 Corp.

Former Name if Applicable

1 Pemimpin Drive #12-07

Address of Principal Executive Office (Street and Number)

One Pemimpin Singapore 576151

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

EUDA Health Holdings Limited (formerly known as 8i Acquisition 2 Corp.) ( the “Company”) has determined that it is unable to file with the Securities and Exchange Commission (the “SEC”) its Annual Report on Form 10-K for the fiscal year ended December 31, 2022 (the “Form 10-K”), within the prescribed time period without unreasonable effort or expense due to the reasons described below. The Company is working diligently to file its Form 10-K as soon as possible, but does not expect to be in a position to file the Form 10-K by the extension date. The management of the Company has been working diligently to complete all of the required information for the Form 10-K, and a substantial part of such information has been completed as of this date. However, the Company requires additional time to prepare, review and finalize its financial statements, and its auditors have not completed their audit of the financial statements.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Anthony W. Basch, Esq.	(804)	771-5700
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).
☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ?
☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On November 17, 2022, the Company consummated the previously announced business combination contemplated by the Share Purchase Agreement (the “SPA”) between 8i Acquisition 2 Corp., a British Virgin Islands business company (“8i”), EUDA Health Limited, a British Virgin Islands business company (“EHL”), Watermark Developments Limited, a British Virgin Islands business company (“Watermark” or the “Seller”), and Kwong Yeow Liew, dated April 11, 2022 and amended May 30, 2022, June 10, 2022, and September 7, 2022. As contemplated by the SPA and described in the section titled “Proposal 1 —The Business Combination Proposal” beginning on page 107 of the definitive proxy statement dated October 13, 2022 (as amended on November 7, 2022 and November 9, 2022, the “Proxy Statement”) and filed by 8i with the SEC, a business combination between 8i and EHL was effected by the purchase by 8i of all of the issued and outstanding shares of EHL from the Seller (the “Share Purchase”), resulting in EHL becoming a wholly owned subsidiary of 8i. In addition, in connection with the consummation of the Share Purchase, 8i has changed its name to “EUDA Health Holdings Limited.” The transactions contemplated under the SPA relating to the Share Purchase are referred to as the “Business Combination.”

As a result of the Business Combination, the Company anticipates that its results of operations for the fourth quarter and year ended December 31, 2022 when filed in the Form 10-K will reflect significant changes from the fourth quarter and full fiscal year ended December 31, 2021.

Until the audit is complete, and the results are evaluated by the Company’s management and the Company’s independent registered public accounting firm, the Company cannot currently quantify such changes to its preliminary results of operations or financial condition for the fourth quarter and full year ended December 31, 2022.

Forward-Looking Statements

This Form 12b-25 contains forward-looking statements, including statements about the financial condition, results of operations, earnings outlook and prospects of the Company. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. Forward-looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict,” “should,” “would” and other similar words and expressions, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements are based on the current expectations of the Company’s management and are inherently subject to uncertainties and changes in circumstances and their potential effects and speak only as of the date of such statement. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those discussed and identified in public filings made with the SEC by the Company.

EUDA Health Holdings Limited
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 31, 2023	By	/s/ Wei Wen Kelvin Chen
Wei Wen Kelvin Chen, Chief Executive Officer